INVEST IN **STELLAR PIZZA**

Revolutionizing the Pizza Industry Through Automation


The world's
first robotic
pizza truck.
Stellar
PIZZA

eatstellarpizza.com Hawthorne CA

LEAD INVESTOR

Avidan Ross

We are excited to invest in Stellar Pizza and its mission to make high quality, fresh-baked pizza convenient and affordable for everyone. Pizza is one of the most popular foods in the world, but eaters often have to compromise on quality or convenience. Not with Stellar: the team behind SpaceX's most advanced rockets have combined their engineering experience with their personal passion for fresh pizza. With Stellar's fully-automated pizza trucks producing fresh-baked pies on-demand, eaters no longer have to choose between quality and convenience.

Invested $5,000 this round

Notable Investors

Marcy Venture Partners

Root Ventures

Crosslink Capital

Collaborative Fund

Back entrepreneurs, businesses, and protocols pushing the world forward

Featured Investors

Investors include

Marcy Venture Partners | Root Ventures | Crosslink Capital | Collaborative Fund | Avidan Ross

Marcy Venture Partners

Root Ventures

Notable

Follow

Highlights

1. Stellar has built the end-to-end automated, mobile restaurant
2. Over 48,000 pizzas served to date
3. Launched to market in 2023 and grew to 12,000 customers in the first 6 months of operating
4. Two Trucks operating in Los Angeles with a third on the way
5. No low performing locations, we meet demand where it is
6. Industry leading expertise from SpaceX, Lucid Motors, Dave's Hot Chicken, Sweetgreen & Jersey Mike's
7. Previously raised over $25m in Series A and Seed funding
8. Featured in Bloomberg, LA Times, Business Insider, Fast Company, Forbes, The Restaurant Times & more

Our Team



Benson Tsai CEO & Cofounder

Benson Co-Founded Motiv Power Systems, which was awarded Fast Company's "World Changing Ideas Award" for transportation in 2019. He went on to design luxury cars at Lucid Motors and batteries at SpaceX. Benson was the 2023 Pizza Expo Keynote speaker.

James Wahawisan COO & Cofounder



James Wanawisan COO & Cofounder

James spent six years at SpaceX as the responsible engineer for launch vehicle batteries. While at Carnegie Mellon he spent four years working and performing research in the Biorobotics lab.



Brian Langone CTO & Cofounder

Brian spent six years at SpaceX as a Mechanical Engineer. Brian led the design of various mechanical & battery projects and spearheaded the certification process with NASA and Air Force technical regulators.



James McGehee CFO (Fractional)

James is a 30-year industry executive having held senior positions for Dave's Hot Chicken, Blaze Pizza, The Habit Burger, Mendocino Farms, Wetzel's Pretzels, and more. He is currently the CFO of Dave's Hot Chicken.



Josh Villbrandt Head of Software

Josh spent seven years at SpaceX developing software to automate the design of avionics systems. He later joined inVia Robotics and developed their Automated Storage and Retrieval System. Josh also sits on the board of Blue Robotics.

Pioneering a new era of affordable foods with robots


Stellar Pizza Sizzle Reel
Stellar Pizza
HOW IT'S MADE
01:12
vimeo

Founded in 2019 by a team of former SpaceX engineers, Stellar Pizza set out with a simple goal: reimagine food technology to provide high-quality, affordable food to everyone.

Despite strong consumer demand, the decades of small operating margins, rising labor wages, increasing corporate competition and shifting preferences has taken its toll across the food service industry. For many operators, the only way to remain profitable in this difficult landscape is through increasing reliance on technology and automated equipment to provide consistent, affordable results.




EATSTELLARPIZZA.COM
@EATSTELLARPIZZA
424-255-5011

The Full Restaurant Stack



Stellar Pizza has reimagined the food delivery process – bringing the restaurant directly to customers using a fleet of mobile, automated food trucks. The trucks are loaded with fresh ingredients every day and automatically assemble and cook each pizza on demand once ordered. A single truck holds ingredients for up to 420 pizzas and can produce a fresh, finished pizza every minute. Stellar's approach of automated food trucks means we can reduce rent and operating costs while maintaining a high level of quality and consistency. Our mobile form factor provides for several robust revenue streams: Traditional On-Site Sales, Delivery and Catering. Additionally, Stellar Pizza has received significant interest from large event coordinators and businesses. Our platform's mobility and minimal overhead provides a unique solution in this dynamic space.


2.1X BETTER
Stellar PIZZA
Average Pizza Restaurant
PROFIT
EXPENSES
15%
11%
OPEX
29%
COGS
34%
LABOR
OCCUPANCY
11%
32%
11%
25%
32%
No Restaurant Buildouts
Scalable, Predictable Machine Manufacturing
RETURN ON INVESTMENT
Stellar PIZZA
1.2 YEARS
QSR INDUSTRY
3.1 YEARS
Domino's
2.2 YEARS
Pizza Hut
3.1 YEARS

Beyond cost savings, the Stellar Truck's mobility creates an operational advantage to go where brick and mortar cannot. This mobility enables Stellar to serve multiple markets, optimize operations through demand allocation and

meet customers where they are. Through direct vending, delivery, catering, and strategic partnerships, Stellar is able to maximize the utilization of each truck.



Stellar
TYPICAL WEEKDAY
LUNCH
DINNER
LATE NIGHT
Catering
College Dorms
Greek Row
3rd Party Delivery
1 TRUCK,
2 EMPLOYEES,
MANY LOCATIONS



Relativity

Design Philosophy & Technology

Stellar began with a clean sheet design and the fundamental goal of creating an automated machine capable of producing quality pizza in a small, mobile form factor. Put simply, we saw technology and robotic advances offered the ability to make quality food, practically anywhere, with minimal labor or rent overhead along with the ability to rapidly scale. Although automated food and pizza production has existed for years, the size and mobility of our ambitions necessitated a first-principles approach to solving both traditional pizza challenges and novel robotics problems.

At Stellar, we believe the only way to truly deliver on this goal is through developing our technology and expertise in-house. By vertically integrating the design, manufacturing and operation of our vehicle Stellar can implement features and solutions on a timeline, cost and quality level that simply cannot be matched by outside methods. Developing and maintaining in-house technological expertise is a fundamental core-competency of Stellar Pizza.





This vertical integration offers substantial benefits that may be realized across the company by investing in essential technology in-house. Computer vision is just one example where, once internally developed, Stellar has exploited its use for precisely locating dough and pizzas through our machine. Beyond precise locating, our AI vision system also captures photos of each pizza going in and out of the oven, automatically checking for quality. The system may fail any non-conforming pizza and immediately re-queue in the next available slot. This is a prime example of how a well-designed, automated system can offer significantly more speed and efficiency than traditional restaurant approaches. Not to mention reducing the labor cost and staffing issues associated with a well-trained team.

Similarly, with our in-house software development, we gather data to predict which locations are likely to provide the greatest demand at any given time. This full-stack, vertical approach to technology allows us the resources and timeline to conduct future development along with the flexibility to shift priorities as the business demands.

Growth

- Stellar Pizza has invested 4 years building & refining our end-to-end, fully automated technology. We launched this year to test our machine and recipe before further scaling.
- Stellar's customer base has grown to over 12,000 customers in under 6 months with industry leading retention
- Stellar Pizza has already built two operational trucks with a third on the way!
- Stellar has a pilot program underway with the world's largest event caterer to service stadiums, concerts and other venues.
- Stellar has also received interest from some of the world's largest retailers to help support their customer dining accommodations.
- Stellar anticipates more than tripling catering revenue with an expanded schedule and vehicle fleet.
- Students love pizza! Stellar is increasing our presence at USC through student ambassadors and athletic partnerships. Stellar has also begun establishing our brand at nearby UCLA and is poised to expand presence at the campus as our operational capacity improves.
- Pizza is the world's most delivered food! Delivery usually accounts for at least 50% of all sales for a typical pizza restaurant. Stellar has just rolled out our delivery integration on DoorDash, with UberEats, Postmates and others to soon follow. While it takes some time to establish a strong presence on these platforms, Stellar has already seen 20% of sales via delivery with significant week-on-week improvement.
- Stellar Pizza's strong unit economics and rapid return on investment offer an ideal opportunity to expand operations via franchising. Given the minimal

startup capital and overhead required compared to traditional restaurants, Stellar's vehicles can offer franchising opportunity to an entirely new set of entrepreneurs

Press


Stellar
PIZZA

Given that Stellar Pizza is the most advanced foray into robotic kitchens, we have enjoyed a sizable amount of interest from the press. Our operations and technological developments have been covered by over 50 media outlets.

Here are some of our press mentions.

Bloomberg

LA Times

Business Insider

The Restaurant Times

Fast Company

CBS Los Angeles

Nation's Restaurant News

Pizza Today

Forbes

Try Out Stellar Pizza

We invite Wefunder investors to try out Stellar Pizza. View our menu, order ahead, watch your pizza get made at the truck, and meet the minds behind our machines.

You can download the **Stellar Pizza iOS App here** or you can visit our **website here**.

FAQ

Why a community round?

The most common question we get is how can I invest. At Stellar, we think pizza is for everyone and we should all get to own a slice of the pie.

Is our pizza good?

Stellar Pizza uses the best ingredients available freshly loaded each day into our truck. **Watch a review from real Italians**. Still not convinced? Come try us out around LA!

Will you franchise?

Stellar is excited to explore all growth opportunities. While we are still refining our technology and processes currently, we believe our platform offers a uniquely affordable and scalable option for Franchisees.

What is the minimum investment?

For this funding round, the minimum investment amount is $100 USD.

What is the maximum investment?

How much you're able to invest above that depends on your net income and net worth. You can see how much you're allowed to invest by adding those two numbers under "Investor Limits" here: **https://wefunder.com/settings**

Do I need to be an accredited investor?

No. Wefunder extends the opportunity to invest without the requirement of being an accredited investor. All it takes is signing up and making your investment – it's that straightforward.